UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2024
Commission File Number	001-41356

Electra Battery Materials Corporation
(Translation of registrant’s name into English)

133 Richmond Street West, Suite 602 Toronto, Ontario, Canada M5H 2L3 (416) 900-3891
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment (the “Amendment”) to the Current Report on Form 6-K originally filed by Electra Battery Materials Corporation (the “Company”) with the Securities and Exchange Commission on May 30, 2024 (the “Original Form 6-K”) is being furnished solely for the purpose of filing the correct Notice of Meeting and Record Date. Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any other disclosures contained in the Original Form 6-K.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Notice of Meeting and Record Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Electra Battery Materials Corporation
(Registrant)
Date:	May 30, 2024	By:	/s/ Trent Mell
			Name:	Trent Mell
			Title:	Chief Executive Officer and Director